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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         Date of Report: January 5, 2000


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                           Herndon, Virginia USA 20171
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F  X   Form 40-F
                        ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes            No  X
                  ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

              82-  N.A.
                  ------


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                                BAAN COMPANY N.V.
                                    FORM 6-K

RESIGNATION OF CHIEF EXECUTIVE OFFICER

       Baan Company N.V., a corporation incorporated under the laws of the Netherlands ("Baan Company"), announced on January 4, 2000 that Mary Coleman has resigned as Chief Executive Officer, effective immediately, to pursue other technology-related opportunities nearer her home in Silicon Valley. Current Chairman of the Baan Supervisory Board Pierre Everaert has assumed the role of Interim CEO while the search for a permanent CEO is underway, and during that time he will step down from his duties on the Supervisory Board. Current Supervisory Board member Joop Janssen will serve as Chairman of the Supervisory Board until Mr. Everaert is able to return to that position when the CEO post has been filled.

       Pierre Everaert, age 60, has 34 years of executive experience at companies including Goodyear; General Biscuits S.A. (Paris, France) where he was Vice Chairman; Ahold USA Inc., where he served as CEO; and Koninklijke Ahold N.V. (Zaandam, The Netherlands) where he was President and CEO. In 1992, Mr. Everaert joined the board of management of Philips Electronics N.V. in the Netherlands, and also served as Chairman of the Board of Philips North America Corporation. Mr. Everaert currently serves on several boards of directors in Europe and the United States.

BAAN COMPANY ORGANIZES TO FOCUS ON INTEGRATED INTERNET-ENABLED SOLUTIONS AND ANNOUNCES EXPECTED FOURTH QUARTER RESULTS

       Baan Company also announced on January 4, 2000 a strategic reorganization to focus its operations on providing open integration E-enabled enterprise solutions. The reorganization calls for Baan Company to focus its go-to-market strategy and product development efforts on the high-growth Business to Business
(B2B) E-Commerce market. As part of the reorganization, Baan Company will record write-downs of certain capitalized software, equipment and intangible assets not related to its core Internet strategy. Additionally, Baan Company will close 14 offices and reduce headcount by approximately 4%. These write-downs and restructuring charges, along with increases in investments and other reserves and allowances, are expected to be approximately $200 million during the fourth quarter 1999. The bulk of these expenses are non-cash charges.

       Baan Company expects to report revenues of between $140 million and $150 million for the fourth quarter ended December 31, 1999. License revenue grew sequentially in the fourth quarter compared to the third quarter 1999, and compared to the prior year period. Including the $200 million of expenses referenced above, Baan Company expects to report a total loss between $240 million and $250 million, or between $(1.09) and $(1.13) per share for the fourth quarter 1999.

       Any statements contained in this Report that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations,


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estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.


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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BAAN COMPANY N.V.

                                  By: /s/ ROBERT GOUDIE
                                      ----------------------------------
                                      Robert Goudie
                                      Senior Vice President, General Counsel and
                                      Secretary to the Board of Directors


Date:  January 4, 2000